THAICOM
THAICOM PUBLIC COMPANY LIMITED
THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

RECEIVED
2009 JUN -9 P 12:27

09046474

SUPPL

Ref. No. TC 155/2009

May 14, 2009

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited
Shin Satellite Public Co Ltd

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of ~~Thaicom Company Limited~~ (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 023/2009 and TC-CP 151/2009**

  Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2009

  2. Submission of the Reviewed Financial Statements for the First quarter of Year 2009

  Date: May 13, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Tanadit C.

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.
Enclosure

dlw 7/9

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2009

TC-CP 023/2009

May 13, 2009

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2009

To: The President
The Stock Exchange of Thailand

The Board of Directors of THAICOM Public Company Limited (the "Company") at its Meeting No.5/2009 held on May 13, 2009 at 14.00 o'clock at the Thaicom 3 Meeting Room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company adopted the following resolutions:

1. Certified the Minutes of the Board of Directors' Meeting No.4/2009, held on 22 April 2009.

2. Approving the balance sheets, statement of income and cash flow statements for the first quarter of the year 2009 ended March 31, 2009.

3. Acknowledged the resignation of Dr. Dumrong Kasemset from the Board of Directors and approved the appointment of Mr. Arak Chonlatanon to replace Dr. Dumrong Kasemset. The Board of Directors of the Company consists of 8 directors as follows:

1.	Mr. Paron	Israsena	Chairman of the Board of Directors and Independent Director
2.	Mr. Hiran	Radeesri	Director, Independent Director and Chairman of the Audit Committee
3.	Mrs. Charintorn	Vongspootorn	Director, Independent Director and Member of the Audit Committee
4.	Mr. Samrieng	Mekkriengkrai	Director, Independent Director and Member of the Audit Committee
5.	Mr. Yong Lum Sung		Director
6.	Mr. Somprasong	Boonyachai	Director
7.	Mr. Arak	Chonlatanon	Director
8.	Miss Nidchanun	Santhavesuk	Director

4. Approving the authorized signatories of Thaicom, which should now read.

"Any two of Mr. Arak Chonlatanon, Mr. Somprasong Boonyachai and Miss Nidchanun Santhavesuk, signing their names together with the Company's seal affixed"

5. Acknowledged the resignation of Dr. Dumrong Kasemset from the Chairman of the Executive Committee of the Company and approved the appointment of Mr. Somprasong Boonyachai as his replacement. The Executive Committee of the Company consists of 5 members as follows:

1.	Mr. Somprasong	Boonyachai	Chairman of the Executive Committee
2.	Mr. Yong Lum Sung		Member of the Executive Committee
3.	Mr. Arak	Chonlatanont	Member of the Executive Committee
4.	Dr. Nongluck	Phinainitisart	Member of the Executive Committee
5.	Ms. Nidchanun	Santhavesuk	Member of the Executive Committee

6. Acknowledged the resignation of Dr. Dumrong Kasemset from the chief executive officer and approved the appointment of Mr. Arak Chonlatanon to replace Dr. Dumrong Kasemset.

Summary Translation Letter
To the Stock Exchange of Thailand
May 14, 2009

Ref No. TC 151/2009

13 May 2009

Subject: Submission of the Reviewed Financial Statements for the First quarter of Year 2009

To: The President
Stock Exchange of Thailand

Enclosure: (1) One set of the Reviewed Financial Statements for the First quarter of Year 2009 – Thai Language Version
(2) One set of the Reviewed Financial Statements for the First quarter of Year 2009 – English Language Version
(3) Management Discussion and Analysis for the First quarter of Year 2009

Thaicom Company Limited (the "Company") would like to submit its reviewed financial statements for the first quarter of year 2009, ended March 31, 2009 together with an explanation of changes in operating results.

The Company reported consolidated revenue for the first quarter of year 2009 of Baht 2,374 million and consolidated net loss for the first quarter of year 2009 of Baht 220 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenues from sale of goods and rendering of services for the first quarter of year 2009 amounted to Baht 1,758 million, a decrease of Baht 99 million or 5.3% over the same period last year (Baht 1,857 million). This was due to the following reasons:
   - Revenue from satellite transponders and related services in Q1/2009 was Baht 1,081 million, a decrease of Baht 278 million or 20.5% compared to Baht 1,359 million in the same period last year. This was mainly because of a decline in IPSTAR User Terminal ("UT") sales revenue as compared to Q1/2008, offset by an increase in service revenue from higher transponder lease on the Thaicom 1A, 2, 5 and 4 ("IPSTAR") satellites.
   - Revenue from telephone services in Q1/2009 was Baht 591 million, increased by Baht 168 million or 39.7% over the same period last year (Baht 423 million) in accordance with a year-on-year increase in prepaid mobile subscribers.
   - Revenue from Internet access and media services in Q1/2009 was Baht 86 million, an increase of Baht 11 million or 14.7% from Baht 75 million in Q1/2008 due to a rise in Internet access revenue in Cambodia in accordance with subscriber growth, offset by a decrease in Direct Television ("DTV") sales revenue.

2. The Company's consolidated expenses for the first quarter of year 2009 amounted to Baht 1,989 million, an increase of Baht 93 million or 4.9% over the same period last year (Baht 1,896 million). This was due to the following reasons:
   - Cost relating to satellite transponders and related services in Q1/2009 was Baht 1,067 million, a decrease of Baht 221 million or 17.2% from Baht 1,288 million in Q1/2008 due largely to a decrease in cost of UT sales corresponding to the sales drop.

- Cost relating to telephone services in Q1/2009 was Baht 391 million, increased by Baht 187 million or 91.7% from Baht 204 million in Q1/2008. Mfone reported increases in depreciation of expanded telephone network, cost of electricity from expanded base stations, cost of airtime, revenue sharing to the Cambodian government. LTC reported increases in depreciation of expanded telephone network and cost of Inter-Roaming.
- Cost relating to Internet and media services in Q1/2009 was Baht 67 million, an increase of Baht 6 million or 9.8% from Baht 61 million in Q1/2008 due to an increase in Internet access cost in Cambodia corresponding to the service growth.
- Selling and administrative expenses in Q1/2009 were Baht 355 million, an increase of Baht 12 million or 3.5% compared to Baht 343 million in Q1/2008. This was mainly due to increases in staff expenses and Mfone's and LTC's marketing expenses.
- Net foreign exchange loss was Baht 110 million in Q1/2009, while a gain on exchange of Baht 491 million was reported in Q1/2008. Most of the gain and loss on exchange rate were unrealized.

3. The Company's consolidated finance cost in Q1/2009 amounted to Baht 107 million, a decrease of Baht 41 million or 27.7% over the same period last year (Baht 148 million) due to loan repayments for the Thaicom 4 and Thaicom 5 projects in Q2/2008 and Q4/2008 and for DTV Service Co., Ltd. ("DTV") in Q3/2008 and Q1/2009.

4. The Company reported an income tax receivable of Baht 82 million in Q1/2009, compared to income tax expense of Baht 77 million for Q1/2008.

I. Overview

Thaicom Plc ("the Company")'s consolidated revenue from sale of goods and rendering of services for Q1/2009 was Baht 1,758 million, up Baht 36 million or 2.1% from Q4/2008 due to increases in revenue from the satellite and telephone businesses, resulting in a decrease of Baht 159 million in operating loss compared with Q4/2008. Compared to Q1/2008, consolidated revenue from sale of goods and rendering of services in Q1/2009 decreased by Baht 99 million or 5.3%, leading to an increase of Baht 83 million in operating loss.

A loss on exchange of Baht 110 million brought about a net loss of Baht 220 million in Q1/2009, whereas a gain on exchange of Baht 491 million for Q1/2008 led to a net profit of Baht 281 million.

II. Business Summary

Transponder leasing and related business

The Company focuses on both domestic and international broadcasting markets, resulting to an increase in the total number of TV channels under the conventional satellite platform and a business growth during the year-ago period. In February 2009, the Company has signed a contract with Real Metro Company Limited for capacity on the THAICOM-5 satellite platform to transmit its seven television channels under the production and operation of Next Step Company Limited "Next Step", its subsidiary. In 2009, the Company will focus on Thailand, Indochina and South Asia's broadcasting markets, as well as to explore opportunities in new markets such as Africa.

In March 2009, IPSTAR Company Limited (Japan Branch), the Company's subsidiary, has received all necessary licenses by the Japanese Regulatory to operate the IPSTAR gateway and to provide the IPSTAR service in Japan. On April 17, 2009, it has officially inaugurated the 14th IPSTAR Gateway in Japan. To date fifteen gateways in twelve countries are in operation. The Company will continue to expand its service coverage with the completion of 3 additional gateways in India (2 gateways) and Taiwan by 2009 driving growth for IPSTAR sales.

Telephone business

A steady growth of mobile phone users in both Cambodia and Lao PDR made telephone operators recognize an increase in telephone subscribers, especially mobile prepaid subscribers. As of the end of Q1/2009, Lao Telecommunications Co., Ltd. ("LTC") and Mfone Company Limited" ("Mfone")'s total subscribers were 1,033,839 and 925,002, increased by 24.0% and 84.1% respectively from 833,575 and 502,411 at the end of Q1/2008. LTC first recognized revenue from 3G mobile service in this quarter.

Internet and media business

In 2008, DTV Service Co., Ltd. ("DTV"), the Company's subsidiary, had a continued growth of DTV sales volume. The total number of DTV satellite television dish sets provided thus far by DTV as of the end of Q1/2009 was 383,666.

CS LoxInfo Plc ("CSL")'s reported revenue from internet services rose by 6.3% from Q1/2008 due to an increase in revenue from leased lines services as it has put more effort on expanding customer base in business or corporate segments which have lots of potential to grow in the industry.

III. Consolidated Operating Results

Selected financial information on THCOM

Unit: MBt	Amount			Change	
	Q1/09	Q4/08	Q1/08	QoQ (%)	YoY (%)
Revenue from sale of goods and rendering of services	1,758	1,722	1,857	2.1%	-5.3%
Share of profits of associate	26	(13)	27	n.m.	-3.7%
Cost of sale of goods and rendering of services	1,525	1,499	1,553	1.7%	-1.8%
SG&A expenses	355	504	343	-29.6%	3.5%
EBIT*	(122)	(281)	(39)	56.6%	-212.8%
EBITDA**	647	406	603	59.4%	7.3%
Net profit	(220)	(597)	281	63.1%	n.m.
EPS (Baht)	(0.20)	(0.55)	0.26	63.6%	n.m.

* EBIT = Revenue from sale of goods and rendering of services – Cost of sale of goods and rendering of services – SG&A
** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Revenue from sale of goods and rendering of services

Consolidated revenue from sale of goods and rendering of services in Q1/2009 was Baht 1,758 million, a decrease of Baht 99 million or 5.3% compared to Baht 1,857 million in Q1/2008. This was mainly due to a drop in revenue from the satellite business, offset by revenue growth from the telephone business and the Internet access and media business.

Compared to Baht 1,722 million in Q4/2008, consolidated revenue from sale of goods and rendering of services increased by Baht 36 million or 2.1% due to revenue growth from the satellite business and the telephone business, offset by a drop in revenue from the Internet access and media business.

Revenue from sale of goods and rendering of services	Q1/09	Q4/08	Q1/08	%QoQ	%YoY
Satellite and related services	1,081	1,044	1,359	3.5%	-20.5%
Telephone services	591	564	423	4.8%	39.7%
Internet and media services	86	114	75	-24.6%	14.7%
Total	**1,758**	**1,722**	**1,857**	**2.1%**	**-5.3%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in Q1/2009 was Baht 1,081 million, a decrease of Baht 278 million or 20.5% compared to Baht 1,359 million in Q1/2008. Compared to Baht 1,044 million in Q4/2008, Q1/2009 revenue increased by Baht 37 million or 3.5%.

Satellite and related services	Q1/09	Q4/08	Q1/08	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related services	588	589	556	-0.2%	5.8%
IPSTAR services	493	455	803	8.4%	-38.6%
Sales	*223*	*232*	*598*	*-3.9%*	*-62.7%*
Services	*270*	*223*	*205*	*21.1%*	*31.7%*
Total	**1,081**	**1,044**	**1,359**	**3.5%**	**-20.5%**

- Revenue from the Thaicom conventional satellite business for Q1/2009 was Baht 588 million, an increase of Baht 32 million or 5.8% from Baht 556 million in Q1/2008, mainly due to a growth of transponder lease.

IPSTAR revenue rose by 8.4% from Q4/08.

- Revenue from IPSTAR business was Baht 493 million in Q1/2009, down by Baht 310 million or 38.6% from Baht 803 million in Q1/2008. This resulted from a decline in UT sales revenue reflecting a decrease in UT sales volume, offset by a 31.7% rise in service revenue following increased bandwidth usage together with the provision of IPSTAR services in Korea, Indonesia and the Philippines.

  Compared to the last quarter, revenue increased by Baht 38 million or 8.4% from higher bandwidth usage mainly in Australia, New Zealand, and Indonesia.

Telephone services

84.1% growth in Mfone's subscriber.

The Company's revenue from the telephone service business in Q1/2009 was Baht 591 million, an increase of Baht 168 million, or 39.7% compared to Baht 423 million in Q1/2008, and a rise of Baht 27 million or 4.8% from Baht 564 million in Q4/2008. There was growth of telephone subscribers in both Cambodia and Lao PDR, especially a significant growth rate of prepaid mobile phone subscribers. As at the end of Q1/2009, LTC and Mfone had 1,033,839 and 925,002 subscribers, increases of 24.0% and 84.1% from 833,575 and 502,411 subscribers at the end of Q1/2008 respectively. LTC first recognized revenue from 3G mobile service in this quarter.

Compared to Q4/2008, LTC and Mfone's telephone subscribers increased by 7.19% and 0.41% from 964,518 and 921,205 subscribers at the end of Q4/2008 respectively.

Internet and media services

Revenue from Internet and media services rose by 14.7% from Q1/08

Revenue from the Internet access and media business in Q1/2009 was Baht 86 million, an increase of Baht 11 million or 14.7% from Baht 75 million in Q1/008, mainly due to an increase in revenue from Internet service in Cambodia in accordance with subscriber growth and higher selling price. Compared to Baht 114 million in Q4/2008, revenue declined by Baht 28 million or 24.6%, due to a DTV sales decrease. As at the end of Q1/2009, accumulated DTV sales volume was 383,666 sets, up 237,904 sets from the end of Q1/2008.

Cost of sale of goods and rendering of services

The Company reported total cost for Q1/2009 of Baht 1,525 million, a decrease of Baht 28 million or 1.8% compared to Baht 1,553 million in Q1/2008 due to a decrease in cost of sales and services from the satellite business offset by increases in cost from the Internet and media business and the telephone business. The cost accounted for 86.7% of sales and service income, going up from 83.6% in Q1/2008.

Compared to Baht 1,499 million in Q4/2008, total cost increased by Baht 26 million or 1.7% due to an increase in cost from the telephone business offset by decreases in cost from the satellite business and the Internet and media business.

Cost of sale of goods and rendering of services	Q1/09	Q4/08	Q1/08	%QoQ	%YoY
Satellite and related services	1,067	1,123	1,288	-5.0%	-17.2%
Telephone services	391	274	204	42.7%	91.7%
Internet and media services	67	102	61	-34.3%	9.8%
Total	**1,525**	**1,499**	**1,553**	**1.7%**	**-1.8%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in Q1/2009 was Baht 1,067 million, a decrease of Baht 221 million or 17.2% from Baht 1,288 million in Q1/2008 and a decrease of Baht 56 million or 5.0% from Baht 1,123 million in Q4/2008.

Satellite and related services	Q1/09	Q4/08	Q1/08	%QoQ	%YoY
Thaicom 1A, 2, 3, 5 and related services	319	315	307	1.3%	3.9%
IPSTAR services	748	808	981	-7.4%	-23.8%
Total	1,067	1,123	1,288	-5.0%	-17.2%

- Cost relating to the Thaicom conventional satellite and related business was Baht 319 million, an increase of Baht 12 million or 3.9% from Baht 307 million in Q1/2008. As the Thaicom 1 satellite had been fully depreciated since February 2009 and then a group of customers were transferred to the Vinasat satellite, transponder rental increased. There was a higher concession fee following the revenue growth. These were offset by lower depreciation of the fully depreciated Thaicom 1 satellite.

  Compared to Q4/2008, cost increased by Baht 4 million or 1.3% mainly due to transponder rental on the Vinasat satellite, offset by lower depreciation of the fully depreciated Thaicom 1 satellite.

- Cost of providing IPSTAR services was Baht 748 million, a decrease of Baht 233 million or 23.8% from Baht 981 million in Q1/2008, resulting from lower cost of UT sales corresponding to the sales drop offset by an increase in cost of gateway operations.

  Compared to Q4/2008, cost declined by Baht 60 million or 7.4% largely from lower cost of UT sales.

Cost of telephone services

Cost relating to the telephone business for Q1/2009 amounted to Baht 391 million, an increase of Baht 187 million or 91.7% from Baht 204 million in Q1/2008. Mfone reported increases in depreciation of expanded telephone network, cost of electricity from expanded base stations, cost of airtime, revenue sharing to the Cambodian government. LTC reported increases in depreciation of expanded telephone network and cost of inter-roaming.

Compared to Q4/2008, cost rose by Baht 117 million or 42.7% mainly due to increases in Mfone's depreciation of expanded telephone network and LTC's cost of inter-roaming.

Cost of Internet access and media services

Cost relating to the Internet access and media business in Q1/2009 was Baht 67 million, an increase of Baht 6 million or 9.8% from Baht 61 million in Q1/2008, because of a cost increase from Internet service in Cambodia corresponding to the service growth. Compared to Baht 102 million in Q4/2008, cost declined by Baht 35 million or 34.3% due to a decrease in DTV sales.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 355 million in Q1/2009, an increase of Baht 12 million, or 3.5%, compared to Baht 343 million in Q1/2008. This was due to increases in staff expenses and in Mfone's and LTC's marketing expenses, offset by a decrease in consultancy fees as consultancy fees for restructuring loan repayments of the IPSTAR and Thaicom 5 projects were recognized in Q1/2008.

Compared to Q4/2008, SG&A expenses decreased by Baht 149 million or 29.6% due to decreases in doubtful debt and marketing expenses from the satellite business.

Finance cost

Interest expense decreased by 27.7% from Q1/09.

Finance cost was Baht 107 million, a decrease of Baht 41 million or 27.7%, compared with Baht 148 million in Q1/2008 due to loan repayments for the Thaicom 4 and Thaicom 5 projects in Q2/2008 and Q4/2008 and for DTV in Q3/2008 and Q1/2009.

Gain/Loss on exchange rate

As the Thai Baht had continuously depreciated, the Company reported a loss of Baht 110 million on foreign exchange for Q1/2009, compared to a gain on exchange of Baht 491 million in Q1/2008. Most of the gain and loss on exchange rate were unrealized.

Share of net results from investment – equity method

The share of net results from investment in Q1/2009 was Baht 26 million, decreased by Baht 1 million or 3.7% from Baht 27 million in Q1/2008. This was mainly due to a 10.6% decrease in CSL's net profit from Q1/2008. This was largely due to revenue drops for the publishing of the Thailand YellowPages and print classified services as a result of the economic downturn impact, and higher provision for bad debt and marketing expenses.

Income tax expense

The Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 82 million in Q1/2009, compared to income tax expense of Baht 77 million for Q1/2008.

IV. Financial Position

At the end of Q1/2009, the Company reported total assets of Baht 28,631 million, an increase of Baht 210 million or 0.7% from Baht 28,421 million at the end of 2008. This was because of higher cash and cash equivalents from advance receipts from customers, an increase in PP&E arose from phase-10 telephone network expansion in Cambodia and phase-15 telephone network expansion in Lao PDR, offset by the depreciation and amortization of PP&E under concession agreements.

THCOM's asset components

Assets	**March 31, 2009**		**December 31, 2008**	
	Amount (Bt mn)	**% of Total assets**	**Amount (Bt mn)**	**% of Total assets**
Current assets	3,395	11.9	3,063	10.8
Investment in associates	407	1.4	381	1.3
PP&E, net	5,631	19.7	5,515	19.4
PP&E under the concession agreement, net	16,667	58.2	17,069	60.1

Liquidity

At the end of Q1/2009, the Company had a current ratio of 0.89 times, up from 0.86 at the end of 2008 mainly due to an increase of Baht 577 million in cash and cash equivalents.

Investment

Investment in CSL was presented as "investment in subsidiaries, jointly controlled entities and associate" item. At the end of Q1/2009 the Company's investment in subsidiaries, jointly controlled entities and associate was Baht 407 million, an increase of Baht 26 million or 6.8%

from Baht 381 million at the end of 2008, reflecting a proportionate recognition of CSL's net profit for Q1/2009 amounted to Baht 26 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of Q1/2009 was Baht 5,631 million, an increase of Baht 116 million or 2.1% from Baht 5,515 million at the end of 2008. This was mainly due to purchase of assets of Baht 362 million most of which were assets for the expansion of telephone network in Cambodia and Lao PDR, foreign currency translation adjustments of Baht 61 million, offset by a depreciation and amortization of PP&E of Baht 302 million. PP&E at the end of Q1/2009 also included the assets under concession agreements of Mfone of approximately Baht 2,679 million, up Baht 1,270 million from Baht 1,409 million at the end of 2008.

PP&E under concession agreements

PP&E under concession agreements at the end of Q1/2009 was Baht 16,667 million, a decrease of Baht 402 million from Baht 17,069 million at the end of 2008 largely due to depreciation and amortization expenses.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of Q1/2009 were Baht 9,488 million, an increase of Baht 178 million from Baht 9,310 million at the end of 2008. This was mainly due to unrealized loss on exchange rate of Baht 159 million, amortization of finance costs of Baht 27 million, offset by repayments of long-term borrowings made by DTV of Baht 26 million.

The Company's shareholders' equity at the end of Q1/2009 was Baht 15,906 million, a decrease of Baht 197 million from 16,103 million at the end of 2008, reflecting the net loss for Q1/2009 of Baht 220 million, offset by a translation gain relating to financial statements of foreign operations of Baht 25 million.

With higher book value of net borrowings at the end of Q1/2009 and net loss for the three-month period ended March 31, 2009, net borrowings to equity at the end of Q1/2009 were 0.60 times, up from 0.58 times at the end of 2008.

Cash flow

The Company's cash inflows from operating activities for Q1/2009 were Baht 855 million. Net cash outflows from investing activities were Baht 275 million, mainly due to payments for the expansion of telephone network. The Company had net cash outflows from financing activities of Baht 9 million mainly due to total long-term loan repayments made by DTV of Baht 26 million.

The Company had ending cash of Baht 1,750 million on March 31, 2009.

Thaicom Public Company Limited and its Subsidiaries

Interim financial statements
and
Review Report of Certified Public Accountant

For the three-month period ended
31 March 2009

KPMG

KPMG Phoomchai Audit Ltd.
Empire Tower, 50th-51st Floors
195 South Sathorn Road
Bangkok 10120, Thailand

บริษัท เคพีเอ็มจี ภูมิไชย สอบบัญชี จำกัด
ชั้น 50-51 เอ็มไพร์ทาวเวอร์
195 ถนนสาทรใต้
กรุงเทพฯ 10120

Tel : 66 (2) 677 2000
Fax: 66 (2) 677 2222
www.kpmg.co.th

Review Report of Certified Public Accountant

To the Board of Directors of Thaicom Public Company Limited

I have reviewed the accompanying consolidated and separate balance sheets as at 31 March 2009, and the related statements of income, changes in equity and cash flows for the three-month periods ended 31 March 2009 and 2008 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the auditing standard on review engagements. This Standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated and separate financial statements for the year ended 31 December 2008 of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those financial statements in my report dated 19 February 2009. I have not performed any auditing procedures since that date. The consolidated and separate balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
13 May 2009

Thaicom Public Company Limited and its subsidiaries

Balance sheets

As at 31 March 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Assets		31 March	31 December	31 March	31 December
	Note	2009	2008	2009	2008
		(Unaudited)		(Unaudited)	
		(in thousand Baht)			
Current assets					
Cash and cash equivalents		1,749,850	1,173,335	1,098,828	620,544
Trade accounts receivable and accrued income	*4*	828,997	917,862	806,346	849,702
Amounts due from related parties	*3*	943	70,879	92,953	84,580
Short-term loans and advances to subsidiaries	*3*	-	-	200,667	168,805
Inventories		506,866	543,671	326,123	343,818
Prepaid insurance		78,913	139,262	76,979	136,388
Other current assets		229,269	218,068	82,066	118,014
Total current assets		**3,394,838**	**3,063,077**	**2,683,962**	**2,321,851**
Non-current assets					
Investments in subsidiaries, jointly controlled entities and associate	*5*	406,628	380,791	795,789	795,789
Property and equipment	*6*	5,631,326	5,515,249	1,344,421	1,405,718
Property and equipment under operating agreements	*6*	16,667,234	17,069,060	16,667,234	17,069,060
Deferred charges	*6*	28,864	10,065	26,340	8,458
Intangible assets	*6*	1,274,812	1,281,314	1,081,252	1,087,059
Deferred tax assets		646,428	569,776	541,238	439,250
Other non-current assets		581,285	531,928	549,317	501,043
Total non-current assets		**25,236,577**	**25,358,183**	**21,005,591**	**21,306,377**
Total assets		**28,631,415**	**28,421,260**	**23,689,553**	**23,628,228**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Balance sheets

As at 31 March 2009 and 31 December 2008

		Consolidated financial statements		Separate financial statements	
Liabilities and equity		31 March	31 December	31 March	31 December
	Note	2009	2008	2009	2008
		(Unaudited)		(Unaudited)	
		(in thousand Baht)			
Current liabilities					
Short-term loans from financial institutions	*7*	322,773	296,202	-	-
Trade accounts payable		454,358	517,060	220,234	300,080
Accounts payable - property and equipment		226,308	215,771	19,980	12,513
Amounts due to related parties	*3*	9,256	5,932	20,687	25,474
Current portion of long-term loans	*7*	1,323,339	1,292,422	1,155,379	1,134,913
Advance receipts from customers		525,262	193,765	364,071	42,851
Accrued oprating agreement fee		578,622	559,545	492,171	474,985
Accrued expenses		168,175	242,902	81,379	160,923
Income tax payable		61,164	69,395	-	-
Other current liabilities		161,025	149,934	100,024	83,796
Total current liabilities		**3,830,282**	**3,542,928**	**2,453,925**	**2,235,535**
Non-current liabilities					
Long-term accounts payable - property and equipment		846,797	816,747	-	-
Long-term loans	*7*	7,841,539	7,721,405	7,014,707	6,868,278
Deferred tax liabilities		117,154	139,531	-	-
Other non-current liabilities		89,514	97,405	71,793	81,469
Total non-current liabilities		**8,895,004**	**8,775,088**	**7,086,500**	**6,949,747**
Total liabilities		**12,725,286**	**12,318,016**	**9,540,425**	**9,185,282**
Equity					
Share capital	*8*				
Authorised share capital		5,660,412	5,660,412	5,660,412	5,660,412
Issued and paid-up share capital		5,479,688	5,479,688	5,479,688	5,479,688
Reserves					
Share premium		4,301,990	4,301,990	4,301,990	4,301,990
Unrealised profit on changes on shareholding in a subsidiary and an associate		346,225	346,225	-	-
Currency translation changes		(75,846)	(101,248)	-	-
Retained earnings					
Appropriated					
Legal reserve		413,853	413,853	413,853	413,853
Unappropriated		5,397,723	5,618,015	3,953,597	4,247,415
Total equity attributable to equity holders of the Company		**15,863,633**	**16,058,523**	**14,149,128**	**14,442,946**
Minority interests		42,496	44,721	-	-
Total equity		**15,906,129**	**16,103,244**	**14,149,128**	**14,442,946**
Total liabilities and equity		**28,631,415**	**28,421,260**	**23,689,553**	**23,628,228**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of income

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Revenues					
Revenues from sale of goods and rendering of services	*3*	1,758,427	1,857,307	918,577	1,155,133
Dividend income	*5*	-	-	83,941	-
Other income	*3*	6,774	25,007	8,777	25,242
Net foreign exchange gain		-	490,731	-	471,856
Total revenues		**1,765,201**	**2,373,045**	**1,011,295**	**1,652,231**
Expenses					
Cost of sale of goods and rendering of services	*3*	1,389,318	1,442,265	851,020	1,074,213
Operating agreement fee		135,280	110,472	117,818	96,574
Selling expenses	*3*	46,260	50,696	18,711	30,178
Administrative expenses	*3*	295,685	264,606	187,285	152,187
Directors and management benefit expenses	*3*	12,764	27,682	12,628	27,554
Net foreign exchange loss		110,159	-	126,868	-
Total expenses		**1,989,466**	**1,895,721**	**1,314,330**	**1,380,706**
Profit (loss) before finance costs and income tax expense		**(224,265)**	**477,324**	**(303,035)**	**271,525**
Finance costs	*3*	(106,597)	(147,935)	(92,771)	(125,751)
Share of profits of associate	*5*	25,837	26,691	-	-
Profit (loss) before income tax expense		**(305,025)**	**356,080**	**(395,806)**	**145,774**
Income tax expense		81,783	(76,514)	101,988	(50,403)
Profit (loss) for the period		**(223,242)**	**279,566**	**(293,818)**	**95,371**
Attributable to:					
Equity holders of the Company		(220,292)	280,765	(293,818)	95,371
Minority interests		(2,950)	(1,199)	-	-
Profit (loss) for the period		**(223,242)**	**279,566**	**(293,818)**	**95,371**
Earning (loss) per share (Baht)	*10*				
Basic		(0.20)	0.26	(0.27)	0.09
Diluted		(0.20)	0.26	(0.27)	0.09

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of changes in Equity

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

		Consolidated financial statements								
		Equity holders of the Company								
						Retained earnings				
	Note	Issued and paid-up share capital	Share premium	Unrealised cumulative gain on dilution of investment in a subsidiary and an associate	Currency translation difference	Legal reserve	Unappro-priated	Total equity attributable to equity holders of the Company	**Minority interests**	**Total equity**
		(in thousand Baht)								
Balance at 1 January 2008		**5,461,094**	**4,297,234**	**346,225**	**(207,204)**	**413,853**	**6,331,202**	**16,642,404**	**41,769**	**16,684,173**
Issue of share capital	*8*	1,170	299	-	-	-	-	1,469	-	1,469
Translation loss relating to financial statements of foreign operations		-	-	-	(42,252)	-	-	(42,252)	(2,807)	(45,059)
Profit for the period		-	-	-	-	-	280,765	280,765	(1,199)	279,566
Balance at 31 March 2008		**5,462,264**	**4,297,533**	**346,225**	**(249,456)**	**413,853**	**6,611,967**	**16,882,386**	**37,763**	**16,920,149**
Balance at 1 January 2009		**5,479,688**	**4,301,990**	**346,225**	**(101,248)**	**413,853**	**5,618,015**	**16,058,523**	**44,721**	**16,103,244**
Translation gain relating to financial statements of foreign operations		-	-	-	25,402	-	-	25,402	725	26,127
Loss for the period		-	-	-	-	-	(220,292)	(220,292)	(2,950)	(223,242)
Balance at 31 March 2009		**5,479,688**	**4,301,990**	**346,225**	**(75,846)**	**413,853**	**5,397,723**	**15,863,633**	**42,496**	**15,906,129**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of changes in Equity

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

		Separate financial statements				
				Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Legal reserve	Unappropriated	Total equity attributable to equity holder of the Company
				(in thousand Baht)		
Balance at 1 January 2008		**5,461,094**	**4,297,234**	**413,853**	**5,688,252**	**15,860,433**
Issue of share capital	*8*	1,170	299	-	-	1,469
Profit for the period		-	-	-	95,371	95,371
Balance at 31 March 2008		**5,462,264**	**4,297,533**	**413,853**	**5,783,623**	**15,957,273**
Balance at 1 January 2009		**5,479,688**	**4,301,990**	**413,853**	**4,247,415**	**14,442,946**
Loss for the period		-	-	-	(293,818)	(293,818)
Balance at 31 March 2009		**5,479,688**	**4,301,990**	**413,853**	**3,953,597**	**14,149,128**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries

Statements of cash flows

For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Cash flows from operating activities					
Profit (loss) for the period		(220,292)	280,765	(293,818)	95,371
Adjustments for					
Depreciation of property and equipment	6	302,018	162,380	90,709	87,051
Amortisation of property and equipment under operating agreements	6	402,070	425,724	402,070	425,724
Amortisation of deferred charges	6	9,439	906	9,280	540
Amortisation of intangible assets	6	28,286	25,991	24,938	25,025
Amortisation of borrowing costs	7	26,989	27,215	26,989	27,215
Interest income		(4,474)	(20,077)	(4,753)	(19,862)
Interest expense		90,547	132,299	78,232	110,827
Unrealised (gain) loss on exchange rate		131,987	(566,149)	137,209	(597,775)
(Profit) loss on minority interests		2,950	(1,199)	-	-
Allowance for doubtful accounts	4	15,143	23,275	19,735	-
Provision for obsolete stock		9,912	942	9,744	1,053
Write-off of property and equipment		-	5,832	-	(40)
Gain on sales of equipment		(30)	(711)	(1)	(711)
Share of profit of associate	5	(25,837)	(26,691)	-	-
Income tax expense		(81,784)	76,514	(101,988)	50,403
		686,924	547,016	398,346	204,821
Changes in operating assets and liabilities					
Trade accounts receivable and accrued income		73,723	(281,856)	23,621	(172,648)
Amounts due from related parties		2,409	773	(8,374)	2,104
Inventories		4,475	110,674	(14,406)	58,702
Prepaid insurance		60,349	66,004	59,409	65,531
Dividend receivables		-	-	(83,941)	-
Other current assets		16,886	(52,054)	151,000	17,437
Other non-current assets		(59,287)	(10,614)	(58,205)	(7,950)
Trade accounts payable		(62,702)	95,460	(79,847)	(3,595)
Amounts due to related parties		3,324	(2,216)	(4,787)	(7,230)
Advance receipts from customers		334,343	459,217	321,221	468,412
Accrued operating agreement fee		19,077	(5,787)	17,186	(4,963)
Accrued expenses		(63,534)	(55,854)	(67,131)	(38,351)
Other current liabilities		8,244	(45,829)	16,228	(44,911)
Other non-current liabilities		(7,890)	95,769	(9,675)	7,285
Interest received		3,604	51,646	861	51,420
Interest paid		(101,739)	(166,865)	(90,645)	(140,434)
Income taxes paid		(63,615)	(42,792)	(17,108)	(24,329)
Net cash provided by operating activities		**854,591**	**762,692**	**553,753**	**431,301**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its subsidiaries
Statements of cash flows
For the three-month periods ended 31 March 2009 and 2008 (Unaudited)

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in thousand Baht)			
Cash flows from investing activities					
Dividend received		67,527	-	-	-
Short-term loans and advances to subsidiaries and associated		-	-	(34,049)	47,745
Payments for property and equipment		(323,572)	(126,862)	(28,434)	(35,436)
Payments for property and equipment under operating agreements		(130)	-	(130)	-
Payments for deferred charges		(1,078)	-		-
Payments for intangible assets		(17,507)	(25,002)	(17,585)	(23,618)
Proceeds from sales of property and equipment		55	795	26	795
Net cash used in investing activities		**(274,705)**	**(151,069)**	**(80,172)**	**(10,514)**
Cash flows from financing activities					
Proceeds from increase in share capital		-	1,469	-	1,469
Proceeds from share subscription in advance		-	7,509	-	7,509
Payments of short-term borrowings		-	(59,497)	-	-
Proceeds from short-term borrowings	7	17,000	-	-	-
Repayments of long-term borrowings	7	(25,623)	(32,380)	(549)	(441)
Net cash provided by (used in) financing activities		**(8,623)**	**(82,899)**	**(549)**	**8,537**
Net increase in cash and cash equivalents		**571,263**	**528,724**	**473,032**	**429,324**
Cash and cash equivalents at beginning of period		1,173,335	2,428,509	620,544	2,087,157
Effects of exchange rate changes on balances held in foreign currencies		5,252	8,187	5,252	8,187
Cash and cash equivalents at end of period		**1,749,850**	**2,965,420**	**1,098,828**	**2,524,668**
Non-cash transactions					
Acquisition of property and equipment by debt		22,952	2,054	8,436	1,366

The accompanying notes are an integral part of these financial statements.

Note	**Contents**
1	General information
2	Basis of preparation of the financial statements
3	Related party transactions and balances
4	Trade accounts receivable and accrued income
5	Investments in subsidiaries, jointly-controlled entities and associates
6	Capital expenditure and commitment
7	Interest-bearing liabilities
8	Share capital and warrants
9	Segment information
10	Earnings (loss) per share
11	Commitments with non-related parties
12	Contingent liabilities
13	Events after the balance sheet date
14	Reclassification of accounts

These notes form an integral part of the financial statements.

The interim financial statements were authorised for issue by the Board of Directors on 13 May 2009

1 General information

Thaicom Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange of Thailand in January 1994.

The Company's major shareholders during the financial period was Shin Corporation Public Company Limited which is incorporated in Thailand, with 41.14% shareholding.

The Company, its subsidiaries, associate, and jointly controlled entities (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under agreements for operation.

The Group has operations in 10 countries; Thailand, Singapore, Cambodia, Lao PDR, Australia, New Zealand, the United States of America, Mauritius, the British Virgin Islands and Japan.

The Company obtained agreements for operation from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These agreements for operation have been transferred to the Ministry of Information Communication and Technology and will be expired in 2021.

Details of the Company's subsidiaries and jointly controlled entities as at 31 March 2009 and 31 December 2008 were as follows:

Name of the entity	**Type of business**	**Country of incorporation**	**Ownership interest**	
			31 March 2009	31 December 2008
Direct subsidiaries				
DTV Service Company Limited	Providing meeting center via internet and broadband content services and sale of direct television equipments	Thailand	100	100
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	99.68	99.68

Name of the entity	Type of business	Country of incorporation	Ownership interest	
			31 March 2009	31 December 2008
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	70	70
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	70	70
IPSTAR International Pte Limited	Providing iPSTAR transponder services	Singapore	100	100
IPSTAR Global Services Company Limited	Providing iPSTAR transponder service	Mauritius	100	100
Cambodian DTV Network Limited	Sale of direct television equipment	Cambodia	100	100
Indirect subsidiaries				
Subsidiary of DTV Service Company Limited				
NTU (Thailand) Company Limited	Provide organising services related to conduct training, educational seminar and spread the various kind of knowledge	Thailand	88.52	88.52
Subsidiaries of iPSTAR Company Limited				
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia.	Australia	100	100
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTATR and providing iPSTAR transponder services in New Zealand	New Zealand	100	100
Jointly-controlled entities				
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	51	51
Subsidiaries of Shenington Investments Pte Limited				
Mfone Company Limited	Providing fixed line, mobile phone and internet services	Cambodia	51	51
Jointly-controlled of Shenington Investments Pte Limited				
Lao Telecommunications Company Limited	Providing fixed line, mobile phone, public phone, public international facilities and internet services	Lao PDR	24.99	24.99

2 Basis of preparation of the financial statements

The interim financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The interim financial statements are prepared on a condensed basis in accordance with Thai Accounting Standard No. 41 (revised 2007) *Interim Financial Reporting* including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP"), applicable rules and regulations of the Securities and Exchange Commission and with generally accepted accounting principles in Thailand.

The interim financial statements are prepared to provide an update on the financial statement for the year ended 31 December 2008. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand unless otherwise stated.

The Group has adopted the following revised Thai Accounting Standards (TAS), which were issued by the FAP during 2008 and effective for annual accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007)	*Impairment of Assets*
TAS 54 (revised 2007)	*Non-current Assets Held for Sale and Discontinued Operations*

The adoption of these revised TAS does not have any material impact on the consolidated or separate financial statements.

Accounting policies and methods of computation applied in the interim financial statements for the three-month period ended 31 March 2009 are consistent with those applied in the financial statements for the year ended 31 December 2008, except for change in accounting estimate on the useful lives of assets as discussed in note 6.

3 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.14% (*31 December 2008: 41.14%*) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Significant transactions for the three-month periods ended 31 March 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Sales and services income				
Subsidiaries	-	-	192,650	238,514
Associate	2,423	443	2,414	428
Jointly-controlled entities	10,873	12,435	11,596	18,615
Related parties under common control	17,452	14,359	14,309	12,596
Other income				
Subsidiaries	-	-	4,042	3,235
Jointly-controlled entities	210	280	428	572
Total	**30,958**	**27,517**	**225,439**	**273,960**
Purchases of goods and services				
Subsidiaries	-	-	8,251	12,019
Associate	4,121	5,940	3,506	5,099
Jointly-controlled entities	1,231	5	2,512	11
Related parties under common control	377	829	377	763
Other related party	8,520	3,859	3,847	3,859
Selling and administrative expenses				
Parent company	22	-	-	-
Subsidiaries	-	-	56	133
Associate	921	2,757	624	2,725
Jointly-controlled entities	(592)	-	(1,236)	-
Related parties under common control	4,443	4,438	3,493	2,361
Other related party	1,021	-	-	-
Director and management benefit expenses	12,764	27,682	12,628	27,554
Finance costs				
Other related party	-	48	-	48
Total	**32,828**	**45,558**	**34,058**	**54,572**

Balances as at 31 March 2009 and 31 December 2008 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	(in thousand Baht)			
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	254,418	206,606
Associate	580	3,665	546	3,636
Jointly-controlled entities	18,529	11,757	11,391	5,750
Related parties under common control	3,671	3,645	618	-
Total	**22,780**	**19,067**	**266,973**	**215,992**
Accrued income - related parties				
Subsidiaries	-	-	160,850	135,031
Associate	992	15,205	992	15,205
Jointly-controlled entities	2,103	2,303	2,804	3,187
Related parties under common control	442	2,280	-	-
Total	**3,537**	**19,788**	**164,646**	**153,423**
Total trade accounts receivable and accrued income from related parties	**26,317**	**38,855**	**431,619**	**369,415**
Amounts due from related parties				
Subsidiaries	-	-	7,277	79,023
Associate	24	68,601	24	1,074
Jointly-controlled entities	919	2,278	85,652	4,483
Total	**943**	**70,879**	**92,953**	**84,580**
Other current assets - related parties				
Subsidiaries	-	-	11,813	7,748
Related parties under common control	281	281	281	281
Total	**281**	**281**	**12,094**	**8,029**
Short-term loans and advances to subsidiaries				
Subsidiaries	-	-	200,667	168,805
Total	**-**	**-**	**200,667**	**168,805**

As at 31 March 2009, the short-term loan to a subsidiary bears interest at the rate of 4.90 - 5.36% per annum (*31 December 2008: 5.14 – 6.58% per annum*) and is repayable within three months.

Movements during the three-month period ended 31 March 2009 and 2008 of short-term loans and advance to a subsidiary were as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
As at 1 January	-	-	168,805	200,255
Increase	-	-	31,862	-
Decrease	-	-	-	(47,999)
As at 31 March	**-**	**-**	**200,667**	**152,256**

	Consolidated financial statements		Separate financial statements	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	(in thousand Baht)			
Trade accounts payable - related parties				
Subsidiaries	-	-	14,898	10,165
Associate	19,069	25,234	18,365	17,574
Jointly-controlled entities	289	249	385	332
Related parties under common control	12,248	9,065	976	492
Other related party	2,474	4,306	2,474	4,306
Total	**34,080**	**38,854**	**37,098**	**32,869**
Amounts due to related parties				
Subsidiaries	-	-	9,416	18,812
Jointly-controlled entities	3,299	2,845	6,733	5,807
Related parties under common control	3,585	1,743	3,111	855
Other related party	2,372	1,344	1,427	-
Total	**9,256**	**5,932**	**20,687**	**25,474**
Advance receipts from customers - related parties				
Related parties under common control	12,956	27,345	12,953	27,345
Total	**12,956**	**27,345**	**12,953**	**27,345**
Accrued expenses - related parties				
Associate	-	26	-	26
Related parties under common control	646	691	470	515
Total	**646**	**717**	**470**	**541**
Other non current liabilities - related parties				
Jointly-controlled entities	40	40	54	54
Total	**40**	**40**	**54**	**54**

Warrants of Shin Corporation Public Company Limited granted to directors which are management of the Company

Shin Corporation Public Company Limited ("Shin"), the parent company, issued warrants which are in registered form are non-transferable and have no offering price, to directors who are management of the Company. The term of the warrant is not exceeding five years. As at 31 March 2009, the details were as follows:

	Issued date	Issued *(units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 27 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	Expired on 30 May 2008	
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

Directors' remuneration

The directors' remuneration represent monthly compensation, annual remuneration, and meeting fees whereas the directors benefit approved by the shareholders of the Company at their Annual General Meetings. The directors' remuneration is as part of directors and management benefit expenses presented in Statement of income.

Commitments with related parties

As at 31 March 2009, the Company had issued letters of comfort to the bankers for credit facility of subsidiaries. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiaries at the ratio as specified in the letters. The Company also confirms to the banks that the Company will provide necessary financial support to these subsidiaries to ensure that these subsidiaries will be able to meet their repayment obligations under their related loan agreements.

Significant agreements with related parties

a. The Company and certain related party had entered into agreements with a related party, under which the related party was committed to maintain accounting program service for a period of approximately one year to five years with an option to renew. The Company was committed to pay for services in respect of the agreements at approximately Baht 4.73 million per year *(31 December 2008: approximately Baht 7.32 million per year).*

b. The Company had entered into an agreement with an associated company, under which the associate was committed to provide uplink data service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately Baht 14.49 million *(31 December 2008: approximately Baht 16.15 million).*

c. The Company had entered into an agreement with a jointly-controlled entity, under which the jointly-controlled entity was committed to responsible for ensuring the IPSTAR gateway System perform in accordance to the industry standard and provide maintenance service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately USD 0.82 million *(31 December 2008: approximately USD 0.88 million).*

d. The Company and subsidiary had entered into agreements with subsidiaries, under which the Company and subsidiaries were committed to pay royalty fee 1% of revenue from sale or lease of IPSTAR gateway, 1% of revenue from sale or lease of IPSTAR User terminal and 3% of revenue from sale or service of IPSTAR bandwidth.

e. The Company had entered into agreements with subsidiaries, associate and jointly-controlled entities, under which the Company was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Subsidiaries, associate and jointly-controlled entities were committed to pay the Company for the service of the agreements at approximately USD 55.28 million *(31 December 2008: approximately USD 66.08 million)*. The service fees of some contracts vary to the actual used or number of installed user terminal at the rate stated in the contract.

4 Trade accounts receivable and accrued income

		Consolidated financial statements		**Separate financial statements**	
	Note	31 March 2009	31 December 2008	31 March 2009	31 December 2008
			(in thousand Baht)		
Trade accounts receivable					
Related parties	*3*	22,780	19,067	266,973	215,992
Other parties		1,310,337	1,353,115	694,888	780,251
Total		**1,333,117**	**1,372,182**	**961,861**	**996,243**
Accrued income					
Related parties	*3*	3,537	19,788	164,646	153,423
Other parties		88,964	100,827	102,964	96,882
Total		**92,501**	**120,615**	**267,610**	**250,305**
Total trade accounts receivable and accrued income		**1,425,618**	**1,492,797**	**1,229,471**	**1,246,548**
Less Allowance for doubtful accounts		(596,621)	(574,935)	(423,125)	(396,846)
Net		**828,997**	**917,862**	**806,346**	**849,702**

	2009	2008	2009	2008
		(in thousand Baht)		
Bad and doubtful debts expenses for the three-month periods ended 31 March	**15,143**	**23,275**	**19,735**	-

Aging analysis for trade accounts receivable were as follows:

	Consolidated financial statements		**Separate financial statements**	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
		(in thousand Baht)		
Within credit terms	247,711	354,467	156,559	210,892
Overdue:				
Less than 3 months	275,353	174,509	201,341	231,437
3 - 6 months	152,983	191,821	151,286	79,828
6 - 12 months	100,084	94,176	53,726	80,549
over 12 months	556,986	557,209	398,949	393,537
Total	**1,333,117**	**1,372,182**	**961,861**	**996,243**
Less allowance for doubtful accounts	(596,621)	(574,935)	(423,125)	(396,846)
Net	**736,496**	**797,247**	**538,736**	**599,397**

The normal credit term for general customers were granted by the Group ranging 30 - 60 days.

5 Investments in subsidiaries, jointly-controlled entities and an associate

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
		(in thousand Baht)		
At 1 January	380,791	676,232	795,789	882,059
Share of net profits of investments in associate - equity method	25,837	26,691	-	-
Acquisitions	-	-	-	1,053
At 31 March	**406,628**	**702,923**	**795,789**	**883,112**

Investments in subsidiaries, jointly-controlled entities and associate as at 31 March 2009 and 31 December 2008, and dividend income from those investments for the three-month periods ended 31 March 2009 and 2008 were as follows:

Consolidated financial statements

	Ownership interest (%)		Paid-up capital		Cost method		Equity method		Impairment		At equity - net		Dividend income for three months ended	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 March 2008
								(in million Baht)						
Associate														
CS Loxinfo Public Company Limited	43.48	43.48	157.35	157.35	1,481.52	1,481.52	406.63	380.79	-	-	406.63	380.79	-	-
Total			**157.35**	**157.35**	**1,481.52**	**1,481.52**	**406.63**	**380.79**	**-**	**-**	**406.63**	**380.79**	**-**	**-**

	Separate financial statements											
	Ownership Interest (%)		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income for three months ended	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 December 2008	31 March 2009	31 March 2008
					(in million Baht)							
Subsidiaries												
DTV Service Company Limited	100.00	100.00	Baht 398.79 million	Baht 398.79 million	398.79	398.79	-	-	398.79	398.79	-	-
Spacecode LLC	70.00	70.00	USD 4.29 million	USD 4.29 million	118.65	118.65	-	-	118.65	118.65	-	-
iPSTAR Company Limited	99.68	99.68	USD 2.00 million	USD 2.00 million	136.23	136.23	-	-	136.23	136.23	-	-
Star Nucleus Company Limited	70.00	70.00	-	-	-	-	-	-	-	-	-	-
IPSTAR International Pte Limited	100.00	100.00	SGD 20,000	SGD 20,000	0.45	0.45	-	-	0.45	0.45	-	-
IPSTAR Global Services Company Limited	100.00	100.00	USD 20,000	USD 20,000	0.69	0.69	-	-	0.69	0.69	-	-
Cambodian DTV Network Company Limited	100.00	100.00	USD 100,000	USD 100,000	3.34	3.34	-	-	3.34	3.34	-	-
Jointly-controlled entity												
Shenington Investments Pte Limited	51.00	51.00	SGD 14.66 million	SGD 14.66 million	137.64	137.64	-	-	137.64	137.64	83.94	-
Total					795.79	795.79	-	-	795.79	795.79	83.94	-

Significant movements in investments in subsidiaries, jointly controlled entities and an associate for the three-month period ended 31 March 2009 were as follows:

Associate

a) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Annual General Meeting of the shareholders of CSL held on 8 April 2009, the shareholders approved the appropriation of dividend payment for the last seven-month operation of 2008 of the Company of Baht 0.22 per share, amounting to Baht 127 million. The dividend was paid on 6 May 2009.

Jointly-controlled entities

b) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 3 February 2009, the shareholders approved the appropriation of dividend from 2008 operation of USD 25 million which including interim dividend of USD 10 million, approved at the Extraordinary General Meeting of shareholders 1/2008 held on 26 July 2008. The final dividend of USD 15 million was paid on 13 February 2009 and 17 February 2009.

c) Additional share capital of Mfone Company Limied

On 8 January 2009, Mfone Company Limited ("Mfone") registered additional share capital with the Ministry of Commerce of Cambodia. The board of director passed a resolution to approve the increase of ordinary share of USD 4.8 million from USD 19.2 million to USD 24 million, comprise of 24,000,000 ordinary shares at USD 1 each.

d) Dividend payment of Shenington

On 3 March 2009, the Board of Directors of Shenington Investments Pte Limited passed the circulation of resolution to approve the appropriation of interim dividends of SGD 0.4844 per share, amounting to SGD 7.1 million in respect of the Company's operation in 2008

Commitments

According to the joint venture agreement between the Group and the Government of the Lao People's Democratic Republic, the Group must transfer all of LTC's shares to the Government of the Lao People's Democratic Republic, without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

6 Capital expenditure and commitments

	Consolidated financial statements			
	Property and equipment	Property and equipment under agreements for operation	Deferred charges	Intangible assets
	(in thousand Baht)			
Transactions during the three-month period ended 31 March 2009				
Opening net book value	5,515,249	17,069,060	10,065	1,281,313
Additions	362,009	130	1,077	19,657
Disposal, net	(25)	-	-	-
Write-offs, net	-	-	(7,884)	-
Transfers, net	(4,857)	114	27,161	-
Depreciation / amortisation charges	(302,018)	(402,070)	(1,555)	(28,286)
Foreign currency translation adjustments	60,968	-	-	2,128
Closing net book value	5,631,326	16,667,234	28,864	1,274,812
As at 31 March 2009				
Cost	9,557,912	26,567,203	63,080	1,641,828
Less accumulated depreciation / amortisation	(3,897,994)	(9,899,969)	(34,216)	(367,016)
Less accumulated impairment loss	(28,592)	-	-	-
Net book value	**5,631,326**	**16,667,234**	**28,864**	**1,274,812**

As at 31 March 2009, the accumulated impairment loss of Baht 28.6 million *(31 December 2008: Baht 28.6 million)* comprises an impairment loss for analogue mobile telephone network of a jointly-controlled entity which ceased its operation in 2005 amounting to Baht 16.2 million and an impairment loss for rural telephone network of another jointly-controlled entity amounting to Baht 12.4 million.

Effective from 1 January 2009, Mfone Company Limited ("Mfone") has revised its accounting estimate on the useful lives of network assets from 15 years to 5 - 10 years. The change results in an increase in depreciation for the three-months period ended 31 March 2009 in the consolidated financial statements in the amount of Baht 55 million.

As at 31 March 2009, property and equipment includes property and equipment under agreements of operation of a jointly-controlled entity, Mfone Company Limited ("Mfone"), of approximately Baht 2,679 million *(31 December 2008: Baht 1,409 million)*. According to the agreement, Mfone must transfer its ownership of the property and equipment to the government of Cambodia on the expiration date of the agreements of operation, on 4 March 2028 (Note 11 b).

	Separate financial statements			
	Property and equipment	Property and equipment under agreements for operation	Deferred charges	Intangible Assets
	(in thousand Baht)			
Transactions during the three-month period ended 31 March 2009				
Opening net book value	1,405,718	17,069,060	8,458	1,087,059
Additions	34,355	130	-	19,131
Disposal, net	(25)	-	-	-
Write-offs, net	-	-	(7,884)	-
Transfers, net	(4,918)	114	27,162	-
Depreciation / amortisation charges	(90,709)	(402,070)	(1,396)	(24,938)
Closing net book value	**1,344,421**	**16,667,234**	**26,340**	**1,081,252**
As at 31 March 2009				
Cost	3,557,802	26,567,203	27,162	1,415,088
Less accumulated depreciation / Amortisation	(2,213,381)	(9,899,969)	(822)	(333,836)
Net book value	**1,344,421**	**16,667,234**	**26,340**	**1,081,252**

Capital expenditure commitments

Capital expenditure contracted but not provided for at the balance sheet date was as follows:

		Consolidated financial statements		Separate financial statements	
	Currency	31 March 2009	31 December 2008	31 March 2009	31 December 2008
		(in thousand)			
IPSTAR Project	USD	577	693	577	693
	AUD	326	324	-	-
Telephone network	USD	34,752	15,393	-	-
Total	USD	35,329	16,086	577	693
	AUD	326	324	-	-
Total equivalent to Thai Baht		**1,267,958**	**572,227**	**20,572**	**24,315**

7 Interest-bearing liabilities

	Consolidated financial statements		Separate financial statements	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
	(in thousand Baht)			
Current				
Short-term borrowings				
Loans from financial institutions	322,773	296,202	-	-
Total short-term borrowings	322,773	296,202	-	-
Current portion of long-term borrowings				
Loans from financial institutions	1,249,065	1,219,222	1,153,013	1,132,464
Loans from others	74,274	73,200	2,366	2,449
Total current portion of long-term borrowings	1,323,339	1,292,422	1,155,379	1,134,913
Non-current				
Long-term borrowings				
Loans from financial institutions	7,542,442	7,426,485	7,008,985	6,862,091
Loans from others	299,097	294,920	5,722	6,187
Total long-term borrowings	7,841,539	7,721,405	7,014,707	6,868,278
Total borrowings	**9,487,651**	**9,310,029**	**8,170,086**	**8,003,191**

The movements in the borrowings are as follows:

	Consolidated financial statements	Separate financial statements
	(in thousand Baht)	
For the three-month period ended 31 March 2009		
Opening net book value	9,310,029	8,003,191
Proceeds from short-term borrowings	17,000	-
Repayments of long-term borrowings	(25,623)	(549)
Amortisation of finance costs	26,989	26,989
Unrealised loss on exchange rate	159,256	140,455
Closing net book value	9,487,651	8,170,086

Credit facilities

As at 31 March 2009, available credit facilities for loans from local and oversea banks are Baht 1,326.12 million and USD 19 million (*31 December 2008: Baht 1,344.8 million and USD 22.5 million*).

8 Share capital and warrants

	Par value per share (Baht)	2009 Number	2009 Amount	2008 Number	2008 Amount
		(thousand shares / thousand Baht)			
Authorised capital					
At 31 March					
ordinary shares	*5*	**1,132,082**	**5,660,412**	**1,132,082**	**5,660,412**
Issued and paid up					
At 1 January					
ordinary shares	*5*	1,095,938	5,479,688	1,092,219	5,461,094
Issue of new shares	*5*	-	-	234	1,170
At 31 March					
ordinary shares	*5*	**1,095,938**	**5,479,688**	**1,092,453**	**5,462,264**

Warrants

As at 31 March 2009, the Company has five ESOP schemes allocated to directors and employees of the Company and its subsidiaries. The warrants are in registered form, are non-transferable and have no offering price. The terms of the warrants do not exceed five years. The exercise price and period are detailed below:

	Issued date	Issued *(million units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 27 March 2007	
ESOP – Grant II	30 May 2003	4.40	1 : 2.04490	6.279	Expired on 30 May 2008	
ESOP – Grant III	31 May 2004	5.89	1 : 1.02245	13.913	31 May 2005	31 May 2009
ESOP – Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31 May 2010
ESOP - Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

Movements in the number of warrants outstanding for the three-month period ended 31 March 2009 are as follows:

	Opening balance	Issue during the period	Exercise during the period	Expired during the period	Closing balance
			(in thousand unit)		
ESOP - Grant III					
Directors	1,754	-	-	-	1,754
Employees	4,140	-	-	-	4,140
Total	**5,894**	-	-	-	**5,894**
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	**7,562**	-	-	-	**7,562**
ESOP - Grant V					
Directors	1,099	-	-	-	1,099
Employees	8,934	-	-	-	8,934
Total	**10,033**	-	-	-	**10,033**
Grand Total	**23,489**	-	-	-	**23,489**

9 Segment information

Segment information is presented in respect of the Group's business and geographic segments. The primary format, business segments / geographic segments is based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Services relating to the satellite business and the transponder services segment
Segment 2	Sales and services relating to the Internet and media business
Segment 3	Sales and services relating to the telephone network business in Cambodia and the Lao People's Democratic Republic.
Segment 4	Others

Geographic segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers.

The areas of operation in Thailand are principally satellite business services, internet and media services and printing and publishing of business telephone directories services. Cambodia and Lao PDRs' main activities are sales and services relating to telephone network business and satellite business services. Australia main activities are sales and services relating to satellite business.

The following are the main geographical locations:

Segment 1	Thailand
Segment 2	Cambodia
Segment 3	The Lao People's Democratic Republic
Segment 4	Australia
Segment 5	Others

Revenue and results, based on business segments, in the consolidated financial statements for the three-month periods ended 31 March 2009 and 2008 were as follows:

	2009	2008
	(in thousand Baht)	
Segment revenue		
Satellite business services	1,093,682	1,369,721
Internet services	88,610	83,921
Telephone network	591,893	422,996
Share of profit from associate	25,837	26,691
Eliminations	(15,758)	(19,331)
Total	**1,784,264**	**1,883,998**
Segment results		
Satellite business services	(220,449)	(183,249)
Internet services	20,180	27,451
Telephone network	151,994	164,496
Other segments	(43,807)	(18,860)
Eliminations	(2,961)	(1,561)
Total	**(95,043)**	**(11,723)**

Revenue and results, based on geographical segments, in the consolidated financial statements for the three-month periods ended 31 March 2009 and 2008 were as follows:

	2009	2008
	(in thousand Baht)	
Segment revenue		
Thailand	584,081	742,492
Cambodia	453,172	292,760
Lao PDR	200,423	191,933
Australia	314,663	435,419
Others	231,925	221,394
Total	**1,784,264**	**1,883,998**
Segment results		
Thailand	(153,164)	(217,894)
Cambodia	101,596	104,150
Lao PDR	57,465	58,586
Australia	(9,867)	95,591
Others	(91,073)	(52,156)
Total	**(95,043)**	**(11,723)**

10 Earnings (loss) per share

Basic earnings (loss) per share

The calculation of basic earnings (loss) per share for the three-month periods ended 31 March 2009 and 2008 was based on the net profit (loss) attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during each period as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht / in thousand shares)			
Profit (loss) for the period	(220,292)	280,765	(293,818)	95,371
Profit (loss) attributable to equity holders of the Company (basic)	**(220,292)**	**280,765**	**(293,818)**	**95,371**
Number of ordinary shares outstanding at 1 January	1,095,938	1,092,219	1,095,938	1,092,219
Effect of shares issued during the period	-	72	-	72
Weighted average number of ordinary shares outstanding (basic)	**1,095,938**	**1,092,291**	**1,095,938**	**1,092,291**
Earnings (loss) per share (basic) *(in Baht)*	**(0.20)**	**0.26**	**(0.27)**	**0.09**

Diluted earnings (loss) per share

The calculation of diluted earnings (loss) per share for the three-month periods ended 31 March 2009 and 2008 was based on the net profit (loss) for the period attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the period after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht / in thousand shares)			
Profit (loss) attributable to equity holders of the Company (basic)	(220,292)	280,765	(293,818)	95,371
Profit (loss) attributable to equity holders of the Company (diluted)	**(220,292)**	**280,765**	**(293,818)**	**95,371**
Weighted average number of ordinary shares outstanding (basic)	1,095,938	1,092,291	1,095,938	1,092,291
Effect of shares warrants on issue	-	1,260	-	1,260
Weighted average number of ordinary shares outstanding (diluted)	**1,095,938**	**1,093,551**	**1,095,938**	**1,093,551**
Earnings (loss) per share (diluted) ***(in Baht)***	**(0.20)**	**0.26**	**(0.27)**	**0.09**

11 Commitments with non-related parties

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The agreements for operation have been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 31 March 2009, the remaining minimum fee is Baht 905 million. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Mfone Company Limited ("Mfone"), a jointly-controlled entity in Cambodia, has obtained agreements for operation from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement in 2028 (Note 6).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited, the former name of Shin Corporation Public Company Limited. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging - within the Lao PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a jointly-controlled entities of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 5). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 March 2009, LTC has remaining additional investment of approximately USD 142.24 million *(31 December 2008: USD 149 million).*

d) Agreements for operation of a subsidiary company and associated companies for the satellite uplink-downlink and Satellite Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company, entered into agreements for operation with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. DTV Service Company Limited, a company's subsidiary and CSL operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued Date	Period
License of DTV Service Company Limited		
Internet Operation License Type I	18 October 2008	1 year
Licenses of CSL		
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2008	1 year
Telecom Operation License Type I	11 October 2008	1 year
Telecom Operation License Type III	20 December 2007	15 years

e) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these interim financial statements because the project has not commenced yet.

f) Capital commitment

At 31 March 2009, Shennington Group has capital commitment according to the percentage of share hold by the Group amount of USD 34.75 million (approximately Baht 1,239 million) *(31 December 2008: USD 15.4 million; approximately Baht 540 million).*

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these interim financial statements. As of 31 March 2009, the remaining share option was 0.63 million shares *(31 December 2008: 0.63 million shares).*

h) Operating lease commitments

As at 31 March 2009 and 31 December 2008, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

		Consolidated financial statements		**Separate financial statements**	
		31 March 2009	31 December 2008	31 March 2009	31 December 2008
	Currency		*(in thousand)*		
Within one year	THB	20,409	95,818	20,409	95,818
	USD	6,037	6,542	4,543	5,048
	KIP	-	14,043	-	-
Total equivalent Baht		235,693	325,400	182,411	272,927
After one year but within five years	THB	24,454	26,206	24,454	26,206
	USD	9,826	10,986	4,402	5,561
	KIP	6,638	44,557	-	-
Total equivalent Baht		374,919	411,789	181,438	221,302
After five years	THB	21,993	29,499	21,993	29,499
	USD	3,709	3,709	-	-
	KIP	190,269	198,747	-	-
Total equivalent Baht		155,064	160,432	21,993	29,499
Grand total equivalent Baht		**765,676**	**897,621**	**385,842**	**523,728**

12 Contingent liabilities

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts, for the following amounts:

		Consolidated financial statements		Separate financial statements	
		31 March 2009	31 December 2008	31 March 2009	31 December 2008
	Currency	*(in thousand)*			
Minimum operating agreement fee payable to Ministry of Information Communication and Technology	THB	106,000	80,000	106,000	80,000
IPSTAR equipment sales	THB	27,552	27,482	27,502	27,482
Satellite space leasing by customers	USD	281	281	281	281
	THB	488,772	487,000	488,414	487,000
IPSTAR Gateway	USD	379	379	379	379
Standby letters of credit	USD	43,030	43,584	43,030	43,584
Letters of credit	USD	250	-	-	-
Others	THB	3,675	3,322	3,322	3,322

b) Assessment for income tax in India

The Tax Authority in India ('the said Authority), has held that the payments received by the Company for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis. As the Company consideration Transponder Services are the business income, however, the Company does not have permanent establishment in India, then the service incomes are not subject to Indian income tax. The Company did not agree with the decision of the said Authority and followed the appeal process as provided under the Act.

In view of the above, the said Authority has raised the tax demand including surcharge and education cess aggregating to Rs. 612.1 million (approximately Baht 400 million) exclusive of interest amounting to Rs. 92.7 million (approximately Baht 61 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs. 324.9 million (approximately Baht 212 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment the demand above including interest for late payment amounting to Rs. 83.2 million (approximately Baht 54 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 22.6 million (approximately Baht 15 million)

The Company had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs. 487.9 million (approximately Baht 319 million). The Company had also deposited Rs. 405.3 million (approximately Baht 265 million). In February 2009, the Company paid additional deposit Rs. 22.6 million (approximately Baht 15 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 280 million). The Company presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, the Company did not make any provision for the liability against the balance amount of Rs.219.6 million (approximately Baht 144 million), payable to the said Authority.

If the Company receives favorable Order from the Appellate Authority (ies) of India, the entire amount which includes withholding tax together with its interest and deposits with interests shall be refunded and if the Company can show that there is no concealment of income, the penalty imposed by the Authority for the AY 1998-99 to 2001-02 would be set aside. Similarly, in case of adverse Order, out of the total tax liability demanded by ITA of Rs. 1,135.5 million (approximately Baht 742 million) which will be charged as expense immediately, the Company will be requested to make payment for the balance amount of Rs. 219.6 million (approximately Baht 144 million) as stated above with interest at the highest rates of which is not exceeding 1% per month starting from the last day specified for making payment in the notice till date of tax payment. However, even if the Appellate Authority decides that the income from TPS is a royalty but the Company did not conceal any income or intentionally declare incorrect income in its income tax returns, the Appellate Authority may decide to set aside the penalty imposed by the Authority on the Company.

13 Events after the balance sheet date

Increase of share capital of Cambodian DTV Network Company Limited

On 10 April 2009, Cambodian DTV Network Company Limited ("CDN") registered additional capital with the Ministry of Commerce of Cambodia for Cambodian Riel 2,000 million (USD 500,000) from registered share capital Cambodian Riel 400 million (USD 100,000), divided into 1,000 shares of Cambodian Riel 400,000 each (USD 100) to be registered share capital of Cambodian Reil 2,400 million (USD 600,000), divided into 1,000 shares of Cambodian Riel 2,400,000 each (USD 600).

14 Reclassification of accounts

Certain accounts in the statement of income for the three-months period ended 31 March 2008 have been reclassified to conform to the presentation in the 2009 interim financial statements as follows:

	2551		
	Consolidated financial statements		
	Before Reclass	Reclass	After Reclass
		(Thousand Baht)	
Statement of Income			
Selling and administrative expenses	356,586	(356,586)	-
Selling expenses	-	50,696	50,696
Administrative expenses	-	264,606	264,606
Directors and management benefit expenses	2,033	25,649	27,682
Finance costs	-	147,935	147,935
Interest expenses	132,300	(132,300)	-
		-	

	2551		
	Separate financial statements		
	Before Reclass	Reclass	After Reclass
		(Thousand Baht)	
Statement of Income			
Selling and administrative expenses	222,938	(222,938)	-
Selling expenses	-	30,178	30,178
Administrative expenses	-	152,187	152,187
Directors and management benefit expenses	1,905	25,649	27,554
Finance costs	-	125,751	125,751
Interest expenses	110,827	(110,827)	-
		-	

The reclassifications have been made to comply with the classification set out in the Pronouncement of the Department of Business Development *Re: Determination of items in the financial statements B.E. 2552* dated 30 January 2009.